Exhibit 99.2

Centurion Energy International Inc.

800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

March 21, 2002
Alberta Securities Commission Continuous Disclosure 21st Floor, 10025 Jasper Avenue Edmonton, Alberta T5K 3Z5	Ontario Securities Commission Suite 800, Box 55 20 Queen Street West Toronto, Ontario M5H 3S8

Saskatchewan Securities Commission 8th Floor 1914 Hamilton Street Regina, Saskatchewan S4P 3V7	British Columbia Securities Commission 200 - 865 Hornby Street Vancouver, British Columbia V6Z 2H4

Manitoba Securities Commission 1128 - 405 Broadway Winnipeg, Manitoba R3C 3L6	Quebec Securities Commission Stock Exchange Tower 800 Victoria Square P.O. Box 246, 17th Floor Montreal, Quebec H4Z 1G3

Dear Sirs:

Re: Centurion Energy International Inc. - Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Centurion Energy International Inc. (the "Corporation"). This letter is itemized in the same manner as the form required by the Securities Act (Alberta), Securities Act (British Columbia), Securities Act (Saskatchewan), Securities Act (Manitoba), Securities Act (Ontario) and Securities Act (Quebec).

Concurrent with this filing, this letter is being filed with The Toronto Stock Exchange, being the only exchange on which the Corporation's shares are listed.

Item 1 - Reporting Issuer

Centurion Energy International Inc.
800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2 - Date of Material Change

The material change occurred on or about March 18, 2002.

Item 3 - Publication of Material Change

A press release was issued on March 19, 2002 through the facilities of Canadian Corporate News.

Item 4 - Summary of Material Change

The Corporation announces that the Hana South-1 well has been completed in the Shagar zone of the Kareem formation after reaching its targeted depth of 5,500 feet. The well flowed at a rate of 1,800 bopd (using a jet pump) but an apparent problem with the cement seal behind the casing allowed water to rapidly overcome the oil flow. A cement squeeze operation will be conducted to rectify the problem. Upon completion of the cement squeeze, the well will be re-perforated and re-tested. Until that time, conclusive results for the well cannot be determined. The Rudeis target in this well was encountered but was found to be water bearing.

Item 5 - Full Description of Material Change

The Corporation announces that reports that the Hana South-1 well has been completed in the Shagar zone of the Kareem formation after reaching its targeted depth of 5,500 feet. The well flowed at a rate of 1,800 bopd (using a jet pump) but an apparent problem with the cement seal behind the casing allowed water to rapidly overcome the oil flow. A cement squeeze operation will be conducted to rectify the problem. Upon completion of the cement squeeze, the well will be re-perforated and re-tested. Until that time, conclusive results for the well cannot be determined. A service rig will be used for these operations and depending on rig availability, the remedial cementing operation is expected to take approximately two weeks. Centurion has a 30% working interest in the well and in the adjacent Hana field.

Logs indicate 17 feet of net oil pay (average porosity 30%) in the Shagar sands. A Repeat Formation test (RFT) confirmed an oil gradient. The Shagar sands are a new productive section in the Kareem formation and show high porosity in clean high quality sands with virgin reservoir pressure. This producing interval in the Kareem formation is a separate reservoir from the one currently producing in the Hana field to the north where production comes from the deeper Markha reservoir of the Kareem formation.

The Rudeis target in this well was encountered but was found to be water bearing.

HANA FIELD

Average current daily production for the Hana field is 1,700 bopd from six wells with two wells shut in for pump repairs.

DEEP NUBIA TEST

Rigging up for the Farag-1 Well, a test to the Nubia formation is nearly complete and we expect to spud within a few days. The Farag structure is located in the West Gharib concession 16 kilometers northwest of the Hana field and is the first test of the Nubia reservoir on the concession. The well will be drilled to an approximate depth of 10,500 feet. Upon completion, the rig will be moved to another Hana South location.

Item 6

Not applicable.

Item 7

Not applicable.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Barry Swan, Vice-President, at (403) 263-6002

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of Calgary, in the Province of Alberta, this 21st day of March, 2002.

CENTURION ENERGY INTERNATIONAL INC.
Per : /s/ Barry W. Swan
Barry W. Swan
Vice-President

cc. The Toronto Stock Exchange